UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F107

(CUSIP Number)

Jon Niermann

c/o Loop Media, Inc.

700 N. Central Ave., Suite 430

Glendale, CA 91203

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54352F107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Jon Niermann

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,373,737*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,373,737*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
7,373,737*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.9%*

14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Jon Niermann (“Mr. Niermann”) may be deemed to beneficially own an aggregate of 7,373,737 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (i) 707,070 shares of Common Stock underlying a stock option held directly by Mr. Niermann; and (ii) 6,666,667 shares of Common Stock held directly by Pioneer Productions, LLC (“Pioneer”), where Mr. Niermann is the Sole Member. Excludes 416,667 shares of Common Stock underlying a stock option that is not exercisable within 60 days of the date hereof and 350,000 shares of Common Stock underlying unvested restricted stock units held by Mr. Niermann. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Niermann may be deemed to beneficially own 7,373,737 shares of Common Stock of the Issuer, representing 12.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

CUSIP No. 54352F107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Pioneer Productions, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	6,666,667*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	6,666,667*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
6,666,667*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8%*

14.	Type of Reporting Person (See Instructions): OO

* As of the date hereof, Pioneer Productions, LLC (“Pioneer”) directly owns 6,666,667 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), representing 11.8% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021 (the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented to add the following:

On September 22, 2022, the Issuer granted Mr. Niermann a stock option to purchase 707,070 shares of Common Stock for no consideration (the “September 2022 Option”). The September 2022 Option fully vested on September 22, 2022. The September 2022 Option is exercisable at $4.95 per share and expires on September 22, 2032.

On September 22, 2022, the Issuer granted Mr. Niermann 350,000 restricted stock units for no consideration (the “September Restricted Stock Units”). The September Restricted Stock Units vest as to 25% on September 22, 2023, with the remainder to vest thereafter in equal quarterly installments over the following three-year period, commencing on the three-month anniversary of September 22, 2023.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Niermann, may be deemed to beneficially own an aggregate of 7,373,737 shares of Common Stock, reported as follows: (i) 707,070 shares of Common Stock underlying a stock option held directly by Mr. Niermann and (ii) 6,666,667 shares of Common Stock held directly by Pioneer. Excludes 416,667 shares of Common Stock underlying a stock option that is not exercisable within 60 days of the date hereof and 350,000 shares of Common Stock underlying unvested restricted stock units held by Mr. Niermann. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Niermann may be deemed to beneficially own 7,373,737 shares of Common Stock of the Issuer, representing 12.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

Except as described herein, during the past 60 days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented to add the following:

The information set forth in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

On September 26, 2022, the Issuer closed an underwritten public offering of 2,400,000 shares of Common Stock (the “Uplist”). In connection with the Uplist, the Reporting Persons entered into a lock-up agreement, pursuant to which the Reporting Persons agreed, subject to certain exceptions, not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of the Issuer’s Common Stock or securities convertible into Common Stock for a period of 90 days commencing on the date of the final prospectus.

The foregoing description of the lock-up agreement is a summary only and is qualified in its entirety by the actual terms of the lock-up agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 23, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2022

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Jon Niermann

PIONEER PRODUCTIONS, LLC

By:	Jon Niermann, its Sole Member

By:	/s/ Joanne Lytle
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Jon Niermann, Sole Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).